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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lucien, Stirling & Gray Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4005 Guadalupe St.
(No. and Street)

Austin	Texas	78751
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter L. Wilson, III (512) 458-3303
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerry Joe Brockman & Associates
Certified Public Accountants
(Name — if individual, state last, first, middle name)

7756 Northcross Dr., Suite 201	Austin	Texas	78757
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter L. Wilson, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lucien, Stirling & Gray Financial Corporation, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


PATSY LEE CRIDER
Notary Public, State of Texas
My Commission Expires
AUGUST 14, 2004
NOTARY PUBLIC
STATE OF TEXAS

[signature]
Signature

Exec. V.P.
Title

Patsy Lee Crider
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kerry Joe Brockman & Associates
Certified Public Accountants
7756 Northcross Dr., Suite 201
Austin, TX 78757-1725

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION

◂ ◂ ◂ ◂ ◂ ◂ ◂ ◂ ◂ ◂ ◂ ◂ ▸ ▸ ▸ ▸ ▸ ▸ ▸ ▸ ▸ ▸ ▸ ▸

AUDITED FINANCIAL STATEMENTS

December 31, 2001 and December 31, 2000

◂ ◂ ◂ ◂ ◂ ◂ ◂ ◂ ◂ ◂ ◂ ◂ ▸ ▸ ▸ ▸ ▸ ▸ ▸ ▸ ▸ ▸ ▸ ▸

Kerry Joe Brockman & Associates
Certified Public Accountants
7756 Northcross Dr., Suite 201
Austin, TX 78757-1725

Phone: 512-454-3531 FAX: 512-454-1470
email: kerry@shield.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Lucien, Stirling & Gray Financial Corporation

We have audited the accompanying statements of financial condition of Lucien, Stirling & Gray Financial Corporation (the Company) as of December 31, 2001 and 2000, and the related statements of income and changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lucien, Stirling & Gray Financial Corporation at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2002



Kerry Joe Brockman & Associates

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION

Statements of Financial Condition

December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash in Bank	$ 22,882	$ 71,739
Commissions Receivable	11,231	8,833
Income Tax Refund Receivable	4,269	0
Deferred Federal Taxes	1,592	0
Prepaid Expenses	832	72
Other Current Receivable	1,063	0
TOTAL CURRENT ASSETS	41,869	80,644
PROPERTY & EQUIPMENT		
Furniture, Fixtures & Equipment	63,570	54,970
Less Accumulated Depreciation	(58,472)	(46,778)
TOTAL PROPERTY & EQUIPMENT (NET)	5,098	8,192
OTHER ASSETS		
Investments	27,900	27,900
CRD Balance	856	1,254
NASD Advertising Account	150	75
Leasehold Deposit	3,000	3,000
TOTAL OTHER ASSETS	31,906	32,229
TOTAL ASSETS	**$ 78,873**	**$ 121,065**
LIABILITIES & STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Commissions Payable	$ 11,329	$ 22,740
Income and Franchise Taxes Payable	0	14,729
Payroll and Property Taxes Payable	0	1,149
TOTAL LIABILITIES	11,329	38,618
STOCKHOLDERS' EQUITY		
Capital Stock	15,000	15,000
Retained Earnings	52,544	67,447
TOTAL STOCKHOLDERS' EQUITY	67,544	82,447
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 78,873**	**$ 121,065**

See independent auditors' report and notes to the financial statements.

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Notes to Financial Statements

(See Auditors' Report)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Lucien, Stirling & Gray Financial Corporation (the Company), a Texas corporation, was incorporated on May 27, 1992, and engages in the purchase and sale of mutual funds, annuities, and life and health insurance products for its customers in public and private, wholesale and retail transactions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). As a percentage of sales revenue, mutual funds predominate in importance among the products offered. The principal market area for the Company consists of the Central Texas region. The Company does not maintain customer accounts and does not handle securities. Customers' securities and insurance transactions are recorded on a trade date basis with related commission income and expenses.

The Company accounts for income taxes under the provisions of SFAS 109. SFAS 109 uses an asset and liability approach in accounting for income taxes. Deferred income taxes are recognized based on tax effects attributable to temporary differences of assets and liabilities and loss carryforwards which are deductible or taxable in future years.

Depreciation is generally provided on a straight-line basis using estimated useful lives of three to five years. Intangible assets are amortized over the lesser of the economic useful life of the asset or five years.

The Company first acquired investments for long term holdings during the year ended December 31, 2000. These investments are restricted securities and can not be actively traded. All investments are shown at cost.

For purposes of the statements of cash flows, the Company considers its demand deposit account at a commercial bank to be cash. The Company has no other financial instruments which could be classified as cash or as cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2001 and 2000, consisted of Class A Common Stock, no par value, 90,000 shares authorized, with 15,000 shares issued and outstanding.

The Company has also authorized 10,000 shares of Class B Common Stock, non-voting, no par value, but no shares were issued and outstanding at December 31, 2001 or 2000.

NOTE 5 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001 and 2000, the Company had close relations with Lucien Stirling & Gray Advisory Group, Inc. formerly know as Strategic Senior Resources, Inc. (SSR). The Company receives a substantial amount of income from Lucien Stirling & Gray Advisory Group in the amount of $325,879 for the year ended December 31, 2001, and $291,540 for the year ended December 31, 2000. The Company and Lucien Stirling & Gray Advisory Group, Inc. are related by virtue of 100% common ownership of each corporation by the same three individual shareholders, each of whom have a one-third ownership and voting interest in each of the two companies.

NOTE 6 - LEASES

In May 1998, the Company entered into a new five-year contract to continue leasing office space in the same building it had occupied for approximately six years, and also to lease additional space in the same building. The lease is classified as an operating lease, and the total of the future minimum rental payments required as of December 31, 2001 is $72,800 and is summarized as follows:

For the year ending December 31, 2002	$54,400
For the four months ending April 30, 2003	18,400
	$72,800

In May 1995, the Company signed a lease agreement for telephone equipment to be used at its office. The term of the lease is 60 months, and it is properly classified as an operating lease. There are no future minimum lease payments for the term of the lease remaining at December 31, 2000.

During 1997, the Company leased additional telephone equipment from the same lessor. The lease is an operating lease and its term expires on the same date as the original telephone equipment lease. There are no future minimum lease payments for the term of the lease remaining at December 31, 2000.

Also during 1997, the Company leased office equipment for a term of 36 months. The lease is an operating lease. There are no future minimum lease payments for the term of the lease remaining at December 31, 2000.

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Notes to Financial Statements

(See Auditors' Report)

NOTE 7 - PROPERTY & EQUIPMENT

The balances of major classes of depreciable assets at the balance sheet dates are:

	12/31/01	12/31/00
Furniture	$23,201	$21,471
Computers	27,493	25,361
Office Equipment	11,961	7,223
Signage	615	615
	------------	------------
	$63,270	$54,670